VNU

N V Verenigde Bezit 82-2876

02034186

Press release

Date April 26, 2002

02 MAY 17 AM 10:41

SUPPL

2001 FINAL DIVIDEND

Haarlem, The Netherlands - VNU, a leading international media and information company, today announced with respect to the 2001 final dividend payment that the number of common shares necessary to obtain one new share has been fixed at 87. This number was decided on the basis of the average closing prices of common shares VNU listed on Euronext Amsterdam on April 24, 25 and 26, 2002. VNU's 2001 final dividend includes a choice between a cash dividend or a stock dividend in common shares.
The final cash dividend amounts to EUR 0.40 per common share.

VNU is one of the world's leading media and information companies. Its core activities are marketing information, media measurement & information, business information and directories. VNU is active in more than 100 countries, spread across all continents. The company employs approximately 38,000 people and has annual revenues of over EUR 4.3 billion.

Press contacts: Maarten Schikker, telephone + 31 23 546 36 00
Investor Relations: Rob de Meel, telephone +31 23 546 32 38

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VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12